

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Mr. Douglas H. Bowers
President and Chief Executive Officer
Square 1 Financial, Inc.
406 Blackwell Street, Suite 240
Durham, North Carolina 27701

Re: **Square 1 Financial, Inc.**
Registration Statement on Form S-1
Filed January 6, 2014
File No. 333-193197

Dear Mr. Bowers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Form S-1

The Offering, page 9

1. Revise the Use of Proceeds to disclose the callable date on the debt and if any premium is required. In addition, disclose here and under "Preferred Stock" on page 101 the redeemable features of the preferred, including who holds the option to redeem and/or convert. Finally, disclose how much will used to capitalize Square 1 Bank. Make similar disclosures under "Use of Proceeds" on page 31.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Allowance for Loan Losses, page 52

2. We note your response to comment 15 in our letter dated December 20, 2013. We note that you annualized and averaged the three loss rates equally (trailing six-month period, trailing twelve-month period, and from inception in 2005) when forecasting losses for similarly risk-rated loans. Please tell us the loss rates from each of these historical time periods (trailing six-month period, trailing twelve-month period, and from inception in 2005) in each of the periods presented (9 months ended September 30, 2013, years ended December 31, 2012 and 2011) and how you determined that averaging the loss rates from these historical time periods best reflected potential historical losses for similarly risk-rated loans. Please be as specific as possible in your response.

2011 v. 2010, page 65

3. Please refer to the revisions made in response to comment 17 of our December 20, 2013 letter. It remains unclear to us how your impairment methodology is able to contemplate and capture future losses. Please revise to clarify how your methodology is able to identify and measure future events, thus enabling you to address them in the current period.

Investment Securities, page 73

Equity Warrants. Page 75

4. Please refer to the response to comment 20 of our December 20, 2013 letter and revise to clarify why it appears that the securities you hold in publicly traded companies are not presented within your investment securities portfolio and to disclose where they are presented in the balance sheet. It appears they should be presented as investment securities.

Description of Capital Stock, page 100

5. Revise to remove the qualification in the preamble. The descriptions should include all material terms.

Class B…, page 101

6. Noting the statement on the cover page that the Class B shares will automatically convert to Class A shares upon their sale, and noting the use under *Conversion/Transer* of "may be" revise to disclose the automatic conversion features.

Directed Share Program, page 121

7. Supplementally advise us of how many persons constitute "certain other persons identified by us" and provide us with any materials have been provided or otherwise been made available to participants. In addition, revise the second paragraph to disclose the maximum number of additional shares that can be sold in the Program.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies

Loan Documentation Fees, page F-11

8. We note your response to comment 27 in our letter dated December 20, 2013. Please revise to specifically identify the authoritative literature that you are relying on in determining the appropriateness of your accounting policy for maintenance fees. They appear to be required under the loan agreements and, as result, they appear to be loan fees that should be deferred under ASC 310-20.

Derivatives, page F-13

9. We note your disclosure on page 75 that you hold equity positions in three publicly traded companies. Please revise to balance that disclosure with the disclosure in this footnote that you had gains on warrant exercises, net, on 26 companies in the nine months ended September 30, 2013. Similarly, revise to provide more transparency surrounding these activities for all periods presented. Also, please present the related gains and losses on a gross basis.

10. We note your disclosures that grant date fair value of warrants are accounted for as loan fees and that they are treated as adjustments to the loan yields over the life of the loans. Please revise throughout the document to provide more transparency surrounding this treatment and to identify what the $5.2 million in warrants included in the prepaid expenses and warrant valuation line on the balance represent in comparison to the warrants recognized as deferred loan fees, which appear to be included in net unearned income on loans.

11. For those warrants accounted for as loan fees, please revise to provide disaggregated disclosure of them.

12. Please revise to quantify the amount of non-public and public company warrants that you hold for each period presented.

13. Please provide us the components of the prepaid expenses and warrant valuation line item on the balance sheet for each period presented and consider the need to provide clarifying disclosure of those components in the footnotes to the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney